UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

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SEACOR Holdings Inc.
(Name of Subject Company)

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SEACOR Holdings Inc.
(Name of Person Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
811904101
(CUSIP Number of Class of Securities)
William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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With copies to:
Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
(212) 530-5000

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SEACOR Holdings Inc., a Delaware corporation (the “Company”), on December 18, 2020 with the Securities and Exchange Commission, relating to the tender offer by Safari Merger Subsidiary, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $41.50, net to the holder in cash, without interest and subject to any applicable withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitutes the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented replacing in its entirety the paragraph entitled “Treatment of 2020 Annual Bonuses” on page 8 of the Schedule 14D-9 to read as follows:

“Annual Bonus Amounts

On December 22, 2020, the Compensation Committee approved year-end compensation amounts for the Company’s executive officers. The bonus amount approved for each executive officer represents an amount determined under the Company’s Management Incentive Plan based on Company and individual performance and, with respect to Messrs. E. Fabrikant, Long and Weins, was enhanced taking into account the additional time and effort expended by such executives in connection with the Transactions. For Messrs. E. Fabrikant, Long and Weins, 70% of the bonus amount will be paid on or within 30 days following the Effective Time, subject to continued employment through the Effective Time, and the remaining 30% will be paid on or about December 30, 2021, subject to continued employment through such date. Mr. C. Fabrikant’s bonus amount will be paid 100% on or within 30 days following the Effective Time, subject to his continued employment through the Effective Time. If an executive officer’s employment is terminated by the Company without “cause” prior to December 30, 2021, then he will be paid any then-unpaid portion of his bonus amount within 60 days following the termination date.

The actual bonus amount approved for each executive officer is set forth in the table entitled “Golden Parachute Compensation Table.” The bonus amounts payable to the executive officers are in lieu of any amounts they may have otherwise been eligible to receive under the Retention Pool.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented replacing in its entirety the paragraph entitled “Golden Parachute Compensation” on pages 8-10 of the Schedule 14D-9 to read as follows:

“Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s “named executive officers” included in the Definitive Proxy Statement on Schedule 14A, filed by the Company on April 23, 2020, which is filed as Exhibit (e)(3) to this Schedule 14D-9, and is incorporated herein by reference. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. In this section, the term “golden parachute” describes the Merger-related compensation that will or may be payable to the Company’s named executive officers.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time will occur on January 20, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) each of the Company’s named executive officers will remain employed by the Company through that time, (iii) Company Options and Company Restricted Shares outstanding as of December 4, 2020 vest and are cashed out based on a Per Share Merger Consideration of $41.50 (and, other than ordinary course vesting in accordance with the terms of the applicable award agreement, do not otherwise vest prior to January 20, 2021 and that no outstanding Company Options are exercised prior to such date), (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time and (v) no named executive officer enters into any new agreement with the Company or Parent, or is otherwise legally entitled to any additional “golden parachute” compensation or benefits. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including but not limited to the assumptions described in the footnotes to the following table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation Table

Named Executive Officer	Cash($) (1)	Equity ($) (2)	Total ($)
Charles Fabrikant	1,984,267	4,181,586	6,165,853
Eric Fabrikant	2,921,269	2,809,660	5,730,929
William C. Long	920,606	928,427	1,849,033
Bruce Weins	798,567	940,480	1,739,047

(1)

No Cash Severance for Named Executive Officers. None of the named executive officers are party to an arrangement that would require the Company to pay or provide severance benefits upon a termination of employment.

Annual Bonus Amounts. The annual bonus amount approved for each named executive officer represents an amount determined under the Company’s Management Incentive Plan consistent with past practice based on Company and individual performance and, with respect to Messrs. E. Fabrikant, Long and Weins, was enhanced taking into account the additional time and efforts expended in connection with the Transactions. For Messrs. E. Fabrikant, Long and Weins, 70% of the bonus amount will be paid on or within 30 days following the Effective Time, subject to continued employment through the Effective Time, and the remaining 30% will be paid on or about December 30, 2021, subject to continued employment through such date. Mr. C. Fabrikant’s bonus amount will be paid 100% on or within 30 days following the Effective Time, subject to his continued employment through the Effective Time.

Deferred Bonuses. Under the Management Incentive Plan, annual bonuses have historically been paid in installments in order to enhance the retentive value of bonus awards. Specifically, 60% of the annual bonus was historically paid in the year immediately following the applicable performance year, with 20% being paid on each of the next two anniversaries thereof, subject to the executive’s continued employment with the Company on the applicable payment date (except in the case of certain involuntary termination events). The Company is permitted to pay the Deferred Bonuses prior to the Effective Time and, to the extent not so paid, the Deferred Bonuses will be paid by the Surviving Corporation on the first regularly scheduled payroll date following the Effective Time. These amounts are “single trigger” payments, but have already been earned based on prior performance, and were previously subject to continued service conditions through the payment dates described above.

Named Executive Officer	Annual Bonus Amount ($)	Deferred Bonuses ($)	Total ($)
Charles Fabrikant	1,000,000	984,267	1,984,267
Eric Fabrikant	2,200,000	721,269	2,921,269
William C. Long	675,000	245,606	920,606
Bruce Weins	600,000	198,567	798,567

(2)

Outstanding and Unvested Company Options and Company Restricted Shares. The amounts in this column represent the estimated value of the outstanding and unvested Company Options and Company Restricted Shares held by each of the named executive officers that will vest and be cancelled at the Effective Time and converted into the right to receive a cash payment based on the Per Share Merger Consideration. The value of the cash payment for the Company Options is calculated by multiplying the excess (if any) of the Per Share Merger Consideration over the respective per Share exercise price of the applicable Company Option by the number of Shares subject to that Company Option. The value of the cash payment for the Company Restricted Shares is calculated by multiplying the number of Company Restricted Shares by the Per Share Merger Consideration. The amounts in this column are considered “single trigger” amounts, as those awards will become payable solely as a result of the consummation of the Merger. The table below assumes that the Effective Time occurs on January 20, 2020 and sets forth the value of the outstanding and unvested Company Options and Company Restricted Shares as of December 4, 2020 (less any portion of the award that vests in the ordinary course under the applicable award agreement), assuming an Offer Price of $41.50. No value is shown for any Company Option that has an exercise price per Share equal to or greater than $41.50.

Named Executive Officer	Value of Company Options ($)	Value of Company Restricted Shares ($)	Total Value ($)
Charles Fabrikant	1,567,086	2,614,500	4,181,586
Eric Fabrikant	568,659	2,241,000	2,809,660
William C. Long	106,727	821,700	928,427
Bruce Weins	156,130	784,350	940,480”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby and amended and supplemented by adding the following to the top of the table set forth in Item 6 on page 31 of the Schedule 14D-9 to read as follows:

“Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share ($)
Charles Fabrikant	12/23/2020	Disposition of Company Shares	1,244	41.5667	(5)
Oivind Lorentzen	12/21/2020	Disposition of Company Shares	3,215	41.55
Oivind Lorentzen	12/18/2020	Disposition of Company Shares	807	41.55
Charles Fabrikant	12/18/2020	Disposition of Company Shares	2,742	41.646	(6)
Charles Fabrikant	12/17/2020	Disposition of Company Shares	7,440	41.5734	(7)
Charles Fabrikant	12/16/2020	Disposition of Company Shares	21,240	41.6044	(8)
Charles Fabrikant	12/15/2020	Disposition of Company Shares	2,266	41.90
Oivind Lorentzen	12/11/2020	Disposition of Company Shares	60,089	41.8639	(9)
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	3,000	37.80
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	4,650	35.32
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	7,491	39.36
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	7,491	38.53
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	14,983	39.69
Oivind Lorentzen	12/11/2020	Exercise of Stock Options	14,983	38.26

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(5)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.56 to $41.68 per Share.

(6)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.50 to $41.68 per Share.

(7)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.56 to $41.60 per Share.

(8)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.56 to $41.77 per Share.

(9)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.75 to $42.19 per Share.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings” on page 37 of the Schedule 14D-9 to read as follows:

“Legal Proceedings

On December 18, 2020, a complaint was filed in the United States District Court for the District of Delaware by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Wang v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-01728 (D. Del.) (the “Wang Complaint”). The Wang Complaint names as defendants the Company and each member of the Company Board. The Wang Complaint alleges violations of Sections 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The Wang Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Wang Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) damages suffered by the plaintiff in connection with the allegations asserted in the Wang Complaint; (iv) an award to the plaintiff for costs and disbursements, including reasonable attorneys’ and expert fees and expenses; and (v) such other equitable relief as the court may deem just and proper.

On December 23, 2020, a complaint was filed in the United States District Court for the District of Delaware by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-01767 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants the Company, each member of the Company Board, Parent and Purchaser. The Ciccotelli Complaint alleges violations of Sections 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants, Parent and Purchaser. The Ciccotelli Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Ciccotelli Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) filing of a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) a declaration that defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act as well as Rule 14a-9 promulgated thereafter; (v) an award to the plaintiff for costs, including reasonable allowance for attorneys’ fees and experts’ fees; and (vi) such other equitable relief as the court may deem just and proper.

The outcome of the lawsuits described above cannot be predicted with certainty. However, the Company, Parent and Purchaser believe the claims asserted in each of the complaints described above are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9, and may be disclosed in amendment to the Schedule 14D-9, if any. If additional similar complaints are filed and do not contain new or different allegations that are material, the Company, Parent and Purchaser will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR Holdings Inc.
Dated: December 29, 2020	By: /s/ Bruce Weins Name: Bruce Weins Title: Senior Vice President and Chief Financial Officer